FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Deloitte letter dated 30 July 2008, re: Report on Limited Review of Condensed Consolidated Interim Financial Statements (translation of a report originally issued in Spanish).

2.	Condensed Consolidated Financial Statements and Interim Consolidated Managements Report for the Six-Month Period Ended June 30, 2008.

3.	Interim Consolidated Management’s Report for the six-month period ended June 30, 2008.

Plaza Pablo Ruiz Picasso, 1 Torre Picasso 28020 Madrid España Tel.: +34 915 14 50 00 Fax: +34 915 14 51 80 +34 915 56 74 30 www.deloitte.es

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

REPORT ON LIMITED REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders of

Repsol YPF, S.A.:

1.	We have performed a limited review of the accompanying condensed consolidated interim financial statements (“the interim financial statements”) of Repsol YPF, S.A. (“the Parent”) and subsidiaries (“the Group”), which consist of the condensed consolidated balance sheet at 30 June 2008 and the related condensed consolidated income statement, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and explanatory notes to the condensed consolidated financial statements for the six-month period then ended. The Parent’s directors are responsible for the preparation of these interim financial statements in accordance with the requirements of International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the European Union, for the preparation of condensed interim financial information, in conformity with Article 12 of Royal Decree 1362/2007. Our responsibility is to express a conclusion on these interim financial statements based on our limited review. Our work did not include a review of the condensed consolidated interim financial statements of Gas Natural SDG, S.A. and subsidiaries, in which the Group held a 30.85% ownership interest at 30 June 2008 and whose assets and net profit at that date represented 10.07% and 10.37%, respectively, of the related consolidated figures for the Repsol YPF Group at that date. The condensed consolidated interim financial statements of the above-mentioned investee were reviewed by another auditor and our conclusion as expressed in this report on the condensed consolidated interim financial statements of the Repsol YPF Group is based, with respect to these investees, solely on the report of the other auditors.

2.	Our review was performed in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A limited review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A limited review is substantially less in scope than an audit and, therefore, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the accompanying interim financial statements.

Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, Tomo 13.650, folio 188, sección 8, hoja M-54414.

inscripción 96, C.I.F.: B-79104469. Domicilio Social: Plaza Pablo Ruiz Picasso, 1 - Torre Picasso, 28020 Madrid.

Member of Deloitte Touche Tohmatsu

3.	As indicated in Note 1 to the accompanying interim financial statements, the interim financial statements referred to above do not include all the disclosures that would be required in complete consolidated financial statements prepared in conformity with International Financial Reporting Standards as adopted by the European Union and, accordingly, the accompanying interim financial statements should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2007.

4.	Our limited review, based on our work and on the report of the other auditors, which under no circumstances may be considered an audit of financial statements, did not bring anything to our attention that might cause us to believe that the accompanying interim financial statements for the six-month period ended 30 June 2008 were not prepared, in all material respects, in accordance with the requirements of International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the European Union, in conformity with Article 12 of Royal Decree 1362/2007, for the preparation of condensed interim financial statements.

5.	The accompanying interim consolidated directors’ report for the six-month period ended 30 June 2008 contains the explanations which the Parent’s directors consider appropriate about the significant events that took place in this period and their impact on the interim financial statements presented, of which it does not form part, as well as about the information required in accordance with Article 15 of Royal Decree 1362/2007. We have checked that the accounting information in the aforementioned directors’ report is consistent with that contained in the interim financial statements for the same period of 2008. Our work was confined to checking the directors’ report with the aforementioned scope, and did not include a review of any information other than that drawn from the consolidated companies’ accounting records

6.	This report was prepared at the request of the Company’s directors in relation to the publication of the six-monthly financial report required by Article 35 of Securities Market Law 24/1988, of 28 July, implemented by Royal Decree 1362/2007, of 19 October.

DELOITTE, S.L.

/s/ Javier Ares San Miguel
Javier Ares San Miguel
30 July 2008

REPSOL YPF S.A. AND

INVESTEES COMPOSING THE

REPSOL YPF GROUP

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AND INTERIM CONSOLIDATED MANAGEMENT’S

REPORT FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2008

“Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.”

“Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.”

REPSOL YPF S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

Condensed Consolidated Balance Sheets at June 30, 2008 and December 31, 2007

		Millions of euros
ASSETS	Note	6/30/2008	12/31/2007

Intangible Assets:		4,128	4,326

a) Goodwill	2	2,868	3,308

b) Other intangible assets		1,260	1,018

Tangible assets	2	23,171	23,676

Investment property		33	34

Investments accounted for using the equity method		504	537

Noncurrent financial assets	4	2,391	1,948

Deferred tax assets		1,130	1,020

NONCURRENT ASSETS		31,357	31,541

Noncurrent assets available for sale	2	96	80

Inventories		6,090	4,675

Trade and other receivables		8,335	8,017

a) Sales and services customers		5,779	5,767

b) Other receivables		2,295	1,993

c) Income tax assets		261	257

Other current financial assets	4	302	266

Cash and cash equivalents	4	2,675	2,585

CURRENT ASSETS		17,498	15,623

TOTAL ASSETS		48,855	47,164

The accompanying explanatory notes 1 to 14 are an integral part of the condensed consolidated balance sheet at June 30, 2008.

II

“Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.”

REPSOL YPF S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

Condensed Consolidated Balance Sheet at June 30, 2008 and December 31, 2007

		Millions of euros
LIABILITIES AND NET EQUITY	Note	6/30/2008	12/31/2007

NET EQUITY

Share Capital		1,221	1,221
Share Premium		6,428	6,428
Reserves		247	247
Treasury shares		(110)	—
Retained earnings		11,430	9,463
Result attributable to the shareholders of the parent company		2,117	3,188
Interim dividend		—	(610)

EQUITY		21,333	19,937

Financial assets available for sale		83	47
Hedge transactions		(31)	(50)
Conversion differences		(2,246)	(1,423)

ADJUSTMENTS FOR CHANGES IN VALUE		(2,194)	(1,426)

NET EQUITY ATTRIBUTABLE TO THE SHAREHOLDERS OF THE PARENT COMPANY		19,139	18,511
MINORITY INTEREST		1,176	651

TOTAL NET EQUITY		20,315	19,162

Subsidies		108	109
Noncurrent provisions		2,749	2,565
Noncurrent financial liabilities	4	9,534	10,065
a) Debts with credit institutions and obligations or other negotiable securities		9,519	9,883
b) Other financial liabilities		15	182
Deferred tax liabilities		2,219	2,473
Other noncurrent liabilities		1,461	1,435

NONCURRENT LIABILITIES		16,071	16,647

Liabilities linked to noncurrent assets classified as available for sale		0	0
Current provisions		186	286
Current financial liabilities	4	2,027	1,501
a) Debts with credit institutions and obligations or other negotiable securities		1,999	1,483
b) Other financial liabilities		28	18
Trade debts and other accounts payable:		10,256	9,568
a) Suppliers		4,839	4,491
b) Other creditors		4,546	4,347
c) Income tax liabilities		871	730

CURRENT LIABILITIES		12,469	11,355

TOTAL NET EQUITY AND LIABILITIES		48,855	47,164

The accompanying explanatory notes 1 to 14 are an integral part of the condensed consolidated balance sheet at June 30, 2008.

III

“Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.”

REPSOL YPF S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

Condensed Consolidated Income Statements For the Interim Periods Ended June 30, 2008 and 2007

		Millions of euros
		06/30/2008	06/30/2007
	Note	Amount	Amount
Sales	3	30,075	24,994
Services rendered and other income	3	1,137	811
Change in inventories of finished goods and work in progress inventories		704	186
Income from reversal of impairment losses and gain on disposal of non current assets		120	122
Allocation of subsidies on non financial assets and other subsidies		7	9
Other operating income		688	419

OPERATING REVENUE	3	32,731	26,541

Materials used		(21,618)	(17,046)
Personnel expenses		(987)	(879)
Other operating expenses		(5,165)	(4,142)
Depreciation and amortization of non current assets		(1,423)	(1,508)
Impairment losses recognized and losses on disposal of non current assets		(36)	(119)

OPERATING INCOME	3	3,502	2,847

Financial Income		167	99
Financial Expenses		(451)	(337)
Change in the fair value of financial instruments		62	73
Net exchange differences		163	120

FINANCIAL RESULT		(59)	(45)

PROFIT BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD		3,443	2,802

Income Tax		(1,253)	(1,065)

Share of results of companies accounted for using the equity method		58	55
Profit from continuing operations		2,248	1,792
Profit from discontinued operations net of tax		—	—

CONSOLIDATED NET INCOME FOR THE INTERIM PERIOD		2,248	1,792

Net income attributable to minority interests		(131)	(86)

NET INCOME ATTRIBUTABLE TO THE PARENT COMPANY		2,117	1,706

NET INCOME PER SHARE		Amount (euros)	Amount (euros)
Basic		1.74	1.40
Diluted		1.74	1.40

The accompanying explanatory notes 1 to 14 are an integral part of the condensed consolidated income statement for the six-month period ended June 30, 2008.

IV

“Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.”

REPSOL YPF S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

Condensed Consolidated Statement of Recognized Income and Expenses corresponding to the interim periods ended June 30, 2008 and 2007

	Millions of euros
	6/30/2008	6/30/2007
CONSOLIDATED NET INCOME FOR THE INTERIM PERIOD (from the Income Statement)	2,248	1,792

INCOME AND EXPENSES ATTRIBUTED DIRECTLY TO EQUITY

From valuation of financial assets available for sale	34	10
From cash flow hedges	5	20
Translation differences	(879)	(243)
From actuarial gains and losses and other adjustments	(1)	(1)
Tax effect	6	3

TOTAL	(835)	(211)

TRANSFER TO THE INCOME STATEMENT

From valuation of financial assets available for sale	(1)	(25)
From cash flow hedges	14	14
Translation differences	4	—
Tax effect	(3)	—

TOTAL	14	(11)

TOTAL RECOGNIZED INCOME / (EXPENSES)	1,427	1,570

a) Attributed to the parent company	1,349	1,492
b) Attributed to minority interests	78	78

The accompanying explanatory notes 1 to 14 form an integral part of the condensed consolidated statement of recognized income and expenses corresponding to the six-month period ended June 30, 2008.

V

“Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.”

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

Condensed Consolidated Statements of Changes in Net Equity corresponding to the interim periods ended June 30, 2008 and 2007 In millions of euros

	Net Equity Attributable to Shareholders of the Parent Company
	Equity				Adjustment for changes in value		Minority interests	Total Net Equity
	Share Capital	Share Premium and reserves	Treasury shares	Net income attributable to the shareholders of the parent company		Total Net Equity attributable to the shareholders of the parent company

Final balance at 12/31/2007	1,221	15,528	—	3,188	(1,426)	18,511	651	19,162
Adjustments	—	—	—	—	—	—	—	—

Initial adjusted balance	1,221	15,528	—	3,188	(1,426)	18,511	651	19,162
Total recognized Income / (expenses)	—	—	—	2,117	(768)	1,349	78	1,427
Transactions with partners or owners	—	—	—	—	—	—	—	—
Distribution of dividends	—	(610)	—	—	—	(610)	(275)	(885)

Transactions with treasury shares or interest in equity (net)	—	—	(110)	—	—	(110)	—	(110)

Increases / (Reductions) for businesses combinations	—	—	—	—	—	—	722	722
Other changes in net equity	—	—	—	—	—	—	—	—
Payments based on equity instruments	—	—	—	—	—	—	—	—
Transfers between items of net equity	—	3,188	—	(3,188)	—	—	—	—
Other changes	—	(1)	—	—	—	(1)	—	(1)

Final balance at 06/30/2008	1,221	18,105	(110)	2,117	(2,194)	19,139	1,176	20,315

Final balance at 12/31/2006	1,221	13,457	—	3,124	(369)	17,433	609	18,042
Adjustments	—	—	—	—	—	—	—	—

Initial adjusted balance	1,221	13,457	—	3,124	(369)	17,433	609	18,042
Total recognized Income / (expenses)	—			1,706	(214)	1,492	78	1,570
Transactions with partners or owners	—	—	—	—	—	—	—	—
Distribution of dividends	—	(439)	—	—	—	(439)	(45)	(484)

Transactions with treasury shares or interest in equity (net)	—	—	—	—	—	—	—	—

Increases / (Reductions) for businesses combinations	—	—	—	—	—	—	—	—
Other changes in net equity	—	—	—	—	—	—	—	—
Transfers between items of equity	—	3,124	—	(3,124)	—	—	—	—
Other changes	—	3	—	—	—	3	(2)	1

Final balance at 06/30/2007	1,221	16,145	—	1,706	(583)	18,489	640	19,129

The accompanying explanatory notes 1 to 14 form part of the Consolidated Statement of Changes in Equity for the interim period ended on June 30, 2008.

The accompanying explanatory notes 1 to 14 form an integral part of the condensed consolidated statement of changes to equity corresponding to the six-month period ended June 30, 2008.

VI

“Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.”

REPSOL YPF S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

Condensed Consolidated Statements of Cash Flows corresponding to the interim periods ended

June 30, 2008 and 2007

In millions of euros

	6/30/2008	6/30/2007
Net income before taxes and share of results companies accounted for using the equity method	3,443	2,802
Adjustment to result	1,473	1,472
Depreciation and amortization of assets	1,423	1,508
Other adjustments to the result (net)	50	(36)
Changes in working capital	(1,357)	(679)
Other cash flows from operating activities	(1,484)	(1,072)
Dividends received	52	93
Income tax received/(paid)	(1,313)	(1,043)
Other receipts / (payments) for operating activities	(223)	(122)

Cash Flows from Operating Activities	2,075	2,523

Payments for investments:	(2,039)	(2,379)
Group companies, affiliates and business units	(85)	(102)
Tangible assets, intangible assets and investment properties	(1,929)	(2,100)
Other financial assets	(25)	(177)
Receipts from divestments	922	137
Group companies, affiliates and business units	847	14
Tangible assets, intangible assets and investment properties	62	74
Other financial assets	13	49
Other cash flows	(103)	—

Cash Flows from investment activities	(1,220)	(2,242)

Receipts and (payments) from equity instruments:	(110)	—
Acquisition	(110)	—
Sale	—	—
Receipts and (payments) from financial liability instruments	551	(297)
Issues	1,309	2,558
Return and redemption	(758)	(2,855)
Payments for dividends and payments on other equity instruments	(885)	(484)
Other cash flows from financing activities	(282)	(142)
Interest payments	(308)	(248)
Other receipts / (payments) from financing activities	26	106

Cash Flows from financing activities	(726)	(923)

Effect of changes in exchange rates	(39)	(6)
Net Increase / (Decrease) in cash and cash equivalents	90	(648)

Cash and cash equivalents at the beginning of the period	2,585	2,557
Cash and cash equivalents at the end of the period	2,675	1,909

COMPONENTS OF CASH AT THE END OF THE PERIOD	6/30/2008	6/30/2007

(+) Cash and banks	1,924	1,443
(+) Other financial assets	751	466
TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	2,675	1,909

VII

“Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.”

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

Explanatory notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2008.

(1)	BASIS OF PRESENTATION

Repsol YPF, S.A. and investees composing the Repsol YPF Group (hereinafter “Repsol YPF,” “Repsol YPF Group” or “Group”) constitute an integrated group of oil and gas companies which commenced operations in 1987 and engage in all the activities relating to the oil and gas industry, including exploration, development, and production of crude oil and natural gas, transportation of oil products, liquid petroleum gas (LPG) and natural gas, refining, the production of a wide range of oil products and the retailing of oil products, oil derivatives, petrochemicals, LPG, and natural gas.

The corporate name of the parent of the corporate Group of companies that prepares and files these condensed interim financial statements is Repsol YPF, S.A.

Repsol YPF, S.A. is registered at the Madrid Mercantile Registry in volume 3893, folio 175, sheet no. M-65289, entry no. 63ª. Its Employer Identification Number is A-78/374725 and its National Classification of Economic Activities Number is 742.

Its registered office is located in Madrid at Paseo de la Castellana 278, where the Shareholder Service Office is also located and whose telephone number is 900.100.100.

The capital stock of Repsol YPF is comprised of 1,220,863,463 shares with a par value of 1 euro each. The balance sheet at June 30, 2008 includes 4,792,112 treasury shares acquired during the first half of 2008.

The accompanying condensed interim financial statements are presented in millions of euros (except for such information where another unit is specified), and were prepared based on the accounting records of Repsol YPF, S.A. and of its investees and they are presented in accordance with International Financial Reporting Standards (IFRSs) as published by the International Accounting Standards Board (IASB) as well as the IFRSs approved by the European Union at June 30, 2008, pursuant to the requirements established in IAS 34 Interim financial information as stipulated in Art. 12 of RD 1362/2007 and the breakdowns of information required in Circular 1/2008, of January 30, from the Spanish “Comisión Nacional del Mercado de Valores” (CNMV). The IFRSs approved by the European Union differ in some respects from the IFRSs published by the IASB; however these differences do not have a material impact on the Group’s consolidated financial statements for the periods presented. In this regard, the condensed interim financial statements present fairly the Group’s consolidated equity and the financial position at June 30, 2008, as well as the results of operations, the changes in consolidated equity and consolidated cash flows that have occurred in the Group for the six-month period ended on that date.

Pursuant to the provisions of IAS 34, interim financial information is prepared only with the intention of updating the content of the last consolidated annual accounts prepared by the Group, emphasizing new activities, events and circumstances that occur during the half-year and not duplicating the information published previously in the consolidated annual accounts for 2007. Therefore, for an adequate understanding of the information that is included on these condensed interim financial statements, they must be read in conjunction with the consolidated financial statements of the Repsol YPF Group corresponding to 2007, which were approved by the General Meeting of Shareholders of Repsol YPF, S.A., held on May 14, 2008.

These condensed interim financial statements corresponding to the six-month period ended June 30, 2008 were approved by the Board of Directors of Repsol YPF, S.A., in its meeting dated July 30, 2008.

Accounting Policies

When preparing these condensed interim financial statements, Repsol YPF followed the same accounting policies and the same presentation criteria as in the consolidated annual accounts corresponding to 2007, except for the change in the information by segments that is detailed in note 3 and the following standards and interpretations issued by IASB that took effect during the first half of 2008 which have not yet been adopted by the EU: IFRIC 12 “Service Concession Arrangements” and IFRIC 14 “IAS 19—The Limit on a Defined Benefit Asset Minimum Funding Requirements and their Interaction”. The application of these rules does not have a material impact on the Group’s consolidated financial statements.

The structure of the consolidated interim balance sheet, income statement and statement of cash flows have been adapted to the line items required by CNMV Circular 1/2008 of January 30, 2008, and therefore it differs in immaterial aspects with respect to that presented in the consolidated annual accounts for 2007.

The principal accounting policies and valuation criteria are indicated in Note 3 of the Notes to the consolidated financial statements corresponding to 2007.

Changes in Estimates

Management estimates have been used to quantify some assets, liabilities, income, and expenses that are recorded in the condensed consolidated financial statements. These estimates are made based on the best information available and they refer to:

1)	The expense for corporate tax, which, pursuant to IAS 34, is recognized in interim periods based on the best estimate of the average weighted tax rate that the Group expects for the annual period;

2)	The evaluation of possible impairment loss in the value of certain assets (see note 2);

3)	The market value of certain financial instruments;

4)	The provision for litigation and other contingencies; and

5)	Crude oil and gas reserves.

Despite the fact that the estimates described above are made based on the best information available on the date on which the facts are analyzed, it is possible that events that might take place in the future require their revision (upward or downward) at the end of 2008 or in subsequent years.

During the six-month period ended June 30, 2008, no material changes occurred in the methodology for calculating the estimates made at the end of 2007.

Relative Importance

When determining the information to be included in these condensed interim financial statements under the different items in the financial statements or other matters, the Repsol YPF Group, pursuant to IAS 34, has taken into account their relative importance in relation to the condensed consolidated financial statements for the 6-month period.

Seasonality

Among the activities of the group, the LPG and natural gas businesses are the ones that imply the greatest degree of seasonality due to their connection to weather conditions, with a greater degree of activity in the winter and a decline thereof in the summer in the northern hemisphere. However, Repsol YPF’s operations in Latin America partially offset this effect, given that the winters in the northern hemisphere coincide with summers in the southern hemisphere, significantly reducing the effect of seasonality on the natural gas business.

(2)	DESCRIPTION OF OPERATIONS DURING THE PERIOD

a)	Tangible assets

The principal investments made during the first half of 2008 correspond to exploration and production assets, fundamentally in Argentina (€470 million) and North America and Brazil (€226 million). In addition, in the period €565 million worth of investments were made in the downstream business in Europe.

During the first half of 2008, the consolidation method for Empresa Petrolera Andina, S.A. changed, which led to a reduction of €145 million in this line item (see note 6).

The principal investments made in the first half of 2007 corresponded to exploration and production assets in Argentina (€438 million), the United States (€417 million), Canada (€97 million) and Trinidad and Tobago (€97 million).

In the aforementioned period, exploration and production assets in Argentina which at December 31, 2006 were classified as available for sale were also reclassified under the heading Tangible assets (€310 million).

b)	Noncurrent assets available for sale

During the interim period ended June 30, 2008, the net assets in the companies Repsol YPF Comercial de Ecuador, S.A. and Combustibles Industriales Oiltrader, S.A., which respectively own the Group’s service station network and aviation and lubricants businesses in Ecuador were reclassified under this item, in the amount of €30 million, due to the signing of the agreement to sell them in June 2008.

During the first half of 2007, €249 million recorded under this line item at December 31, 2006, were reclassified to the corresponding asset and liabilities line items, which basically corresponded to exploration and production assets in Argentina, because they ceased to meet the requirements to be classified as available for sale.

c)	Goodwill

During the interim period ended June 30, 2008, €287 million has been removed corresponding to 14.9% of YPF’s goodwill as a result of the sale of that percentage.

d)	Impairment of assets

Repsol YPF performs an evaluation, at least annually or whenever there is evidence that an impairment has occurred, of its intangible assets, its tangible assets, and other fixed assets, as well as goodwill, in order to determine whether the value thereof has been deteriorated.

During the interim period ended June 30, 2008, net impairment losses recorded corresponding to noncurrent assets amounted to €12 million, which correspond principally to impairment of assets in the chemical area in Europe (€15 million).

During the interim period ended June 30, 2007, net impairment losses recorded corresponding to noncurrent assets amounted to €47 million, of which €65 million was related to the depreciation of emission rights whose effect was offset by an equivalent amount from allocating to the results of the period the deferred income from emission rights received by the National Allocation Plan corresponding to 2007, such that the net expense in relation to CO2 emissions in the income statement for the period was zero.

(3)	SEGMENT REPORTING

In 2007 the Board of Directors approved a new organizational structure directed at achieving the company’s growth plans as well as setting the base for future developments. The principal aspects of this structure are:

•	Three integrated strategic businesses

-	Upstream, corresponding to the exploration and development operations of crude oil and natural gas reserves, except in YPF;

-	LNG, corresponding to the Liquid Natural Gas business, except in YPF; and

-	Downstream, corresponding to refining, sales activities for oil products, Chemicals and LPG, except in YPF.

•	Two interests in strategic companies:

-	YPF, which includes the operations of YPF, S.A. and its group companies in all the businesses outlined above; and

-	Gas Natural SDG, corresponding to the sale of natural gas and power generation.

As a result of this change, the segment information of the Repsol YPF Group starting on January 1, 2008, were published according to this new organization. To facilitate a comparison of the change in such financial information with the data corresponding to 2007, these are presented using the same criteria as the data corresponding to 2008.

All financial and business information prior to January 1, 2008 was published in accordance with the segment structure previously in effect, given that the new organizational structure and information systems related thereto were not completely developed by then.

The principal items of the Repsol YPF Group’s income statement in view of this new classification are shown below:

Distribution of the net amount of turnover by geographic area (1)

Geographic Market	06/30/08	06/30/07

Domestic Market	14,148	12,844

Exports	17,064	12,961
a) European Union	4,162	2,476
b) OECD countries	2,596	1,284
c) Other countries	10,306	9,201

TOTAL	31,212	25,805

(1)	The turnover amount includes the “Sales” and “Services rendered and other income” line items in the attached consolidated income statement.

Operating revenue by segment:

	Operating revenue from customers		Operating revenue among segments		Total operating revenue
SEGMENTS	6/30/2008	6/30/2007	6/30/2008	6/30/2007	6/30/2008	6/30/2007
Upstream	2,723	2,222	21	14	2,744	2,236
LNG	701	487	—	—	701	487
Downstream	23,801	19,069	1,438	850	25,239	19,919
YPF	4,612	4,054	1,147	1,536	5,759	5,590
Gas Natural SDG	1,994	1,572	—	—	1,994	1,572
Corporate	(1,100)	(863)	1,591	893	491	30
(-) Adjustments and eliminations of operating revenue among segments	—	—	(4,197)	(3,293)	(4,197)	(3,293)

TOTAL	32,731	26,541	—	—	32,731	26,541

Operating income by segment:

SEGMENTS	6/30/2008	6/30/2007
Upstream	1,327	887
LNG	50	46
Downstream	1,125	1,148
YPF	644	624
Gas Natural SDG	287	268
Corporate	69	(126)

Total operating income	3,502	2,847

Non assigned results (Net Financial Results)	(59)	(45)

Other Results (Share of Results of companies accounted for using the equity method)	58	55

INCOME BEFORE TAXES AND AFTER SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	3,501	2,857

(4)	DISCLOSURE OF FINANCIAL INSTRUMENTS BY NATURE AND CATEGORY

a)	Financial assets

	June 30, 2008
	Financial assets held for trading	Other financial assets at fair value with changes in profit and loss	Financial assets available for sale	Loans and receivables	Investments held to maturity	Hedge derivatives	Total
Equity Instruments (1)	—	—	234	—	—	—	234
Derivatives	39	—	—	—	—	521	560
Other financial assets (2)	—	128	—	1,409	60	—	1,597

Long-term / Noncurrent	39	128	234	1,409	60	521	2,391

Equity Instruments	—	—	—	—	—	—	—
Derivatives (3)	74	—	—	—	—	35	109
Other financial assets	—	89	—	105	2,685	—	2,879

Short-term / Current	74	89	—	105	2,685	35	2,988

TOTAL	113	217	234	1,514	2,745	556	5,379

(1)	Includes principally €105 million for mark-to-market of Western Siberian Resources, which during the first half of 2008 was reclassified from the “Investments accounted for using the equity method” line item to the “Noncurrent financial assets” line item of the balance sheet as it is now considered a financial investment (see note 6) and €67 million corresponding to the mark-to-market of the interest in Enagás through Gas Natural.
(2)	Includes, in the “Loans and receivables” column, €664 million corresponding to the loan granted to the Petersen Group for the sale of 14.9% of YPF.
(3)	Includes financial assets marked-to-market for derivates for commercial operations in the amount of €11 million which on the balance sheet are registered in the “Other debtors” line.

Note: The “Sales and services customers” and “Other debtors” line items of the balance sheet include €8,063 million in items not included in the breakdown of financial assets in the preceding table.

	December 31, 2007
	Financial assets held for trading	Other financial assets at fair value with changes in profit and loss	Financial assets available for sale	Loans and receivables	Investments held to maturity	Hedge derivatives	Total
Equity Instruments (1)	—	—	138	—	—	—	138
Derivatives	—	—	—	—	—	700	700
Other financial assets	—	116	—	762	232	—	1,110

Long-term / Noncurrent	—	116	138	762	232	700	1,948

Equity Instruments	—	—	—	—	—	—	—
Derivatives (2)	5	—	—	—	—	52	57
Other financial assets	—	70	—	98	2,680	—	2,848

Short-term / Current	5	70	—	98	2,680	52	2,905

TOTAL	5	186	138	860	2,912	752	4,853

(1)	Included principally €74 million corresponding to the mark-to-market of the interest in Enagás through Gas Natural.
(2)	Includes financial assets marked-to-market for derivates for commercial operations in the amount of €54 million which on the balance sheet are registered in the “Other debtors” line.

Note: The “Sales and services customers” and “Other debtors” line items of the balance sheet include €7,706 million in line items not included in the breakdown of financial assets in the preceding table.

b)	Financial Liabilities

	June 30, 2008
	Financial liabilities held for trading	Debts and payable items	Hedge derivatives	Total
Debts with credit entities	—	1,499	—	1,499
Obligations and other negotiable securities	—	8,020	—	8,020
Derivatives (1)	11	—	15	26
Other financial liabilities	—	—	—	—

Long-term debts / Non current financial liabilities	11	9,519	15	9,545
Debts with credit entities	—	1,714	—	1,714
Obligations and other negotiable securities	—	285	—	285
Derivatives (1)	26	—	20	46
Other financial liabilities	—	—	—	—
Short-term debts / Current financial liabilities	26	1,999	20	2,045

TOTAL	37	11,518	35	11,590

(1)	Includes liabilities for the mark-to-market of derivatives for commercial transactions in the amount of €18 and €11 million which appear in the “Other creditors” and “Other noncurrent liabilities” line items, respectively.

Note: The “Other noncurrent liabilities” and “Other Creditors” line items of the consolidated balance sheet contain €692 million and €23 million, respectively corresponding to financial leases recorded using the amortized cost method.

	December 31, 2007
	Financial liabilities held for trading	Debts and payable items	Hedge derivatives	Total
Debts with credit entities	—	1,700	—	1,700
Obligations and other negotiable securities	—	8,183	—	8,183
Derivatives (1)	170	—	12	182
Other financial liabilities	—	—	—	—

Long-term debts / Non Current financial liabilities	170	9,883	12	10,065
Debts with credit entities	—	1,284	—	1,284
Obligations and other negotiable securities	—	199	—	199
Derivatives (1)	11	—	24	35
Other financial liabilities	—	—	—	—

Short-term debts / Current financial liabilities	11	1,483	24	1,518

TOTAL	181	11,366	36	11,583

(1)	Includes liabilities for the mark-to-market of derivatives for commercial transactions in the amount of €17 million which appear in the “Other creditors” line item.

Note: The “Other noncurrent liabilities” and “Other Creditors” line items of the consolidated balance sheet contain €632 million and €61 million, respectively corresponding to financial leases recorded using the amortized cost method.

(5)	ISSUES, REPURCHASES OR REDEMPTION OF SECURITIES REPRESENTING DEBT

The issues, repurchases, and redemptions of securities representing debt that have taken place during the interim periods ended June 30, 2007 and 2008 are detailed below:

	Balance at 12/31/2007	(+) Issues	(-) Repurchases or redemptions	(+/-) Adjustments for exchange rate and other	Balance at 06/30/2008
Bonds and securities representing debt issued in the European Union with a Prospectus	7,682	23	—	(12)	7,693
Bonds and securities representing debt issued outside the European Union	700	—	(58)	(30)	612

TOTAL	8,382	23	(58)	(42)	8,305

	Balance at 12/31/2006	(+) Issues (1)	(-) Repurchases or redemptions	(+/-) Adjustments for exchange rate and other	Balance at 06/30/2007
Bonds and securities representing debt issued in the European Union with a Prospectus	6,391	1,250	1	64	7,706
Bonds and securities representing debt issued in the European Union without a Prospectus	1	—	(1)	—	—
Bonds and securities representing debt issued outside the European Union	1,140	40	(245)	(29)	906

TOTAL	7,532	1,290	(245)	35	8,612

(1)	On February 16, 2007, Repsol YPF, through its affiliate Repsol International Finance, B.V. (Holland), issued guaranteed bonds in the amount of €750 million, maturing in 2012 and a variable interest rate of 3-month Euribor +0.25% and €500 million maturing in 2017 at a fixed interest rate of 4.75%. The outstanding balance at June 30, 2008 amounts to €1,246 million, and the credit rating of this issue is Fitch BBB, Moody’s Baa1 and S&P BBB+.

GUARANTEED ISSUES

	Balance at 12/31/2007	(+) Granted	(-) Cancelled	(+/-) Adjustments for exchange rate and other	Balance at 06/30/2008
Issues of securities representing debt guaranteed by the Group (guaranteed amount)	4,425	—	—	—	4,425

	Balance at 12/31/2006	(+) Granted	(-) Cancelled	(+/-) Adjustments for exchange rate and other	Balance at 06/30/2007
Issues of securities representing debt guaranteed by the Group (guaranteed amount)	3,175	1,250	—	—	4,425

(6)	CHANGES IN COMPOSITION OF THE GROUP

Repsol YPF prepares its consolidated financial statements including its investments in all its subsidiaries, affiliated companies and joint ventures. Appendix I of the consolidated annual report at December 31, 2007 details the subsidiaries, affiliated companies and joint ventures, held directly or indirectly by Repsol YPF, S.A., which were included in the scope of consolidation at that date.

The principal changes in the scope of consolidation that have taken place during the interim period ended June 30, 2008, and the effects on the financial statements of the principal changes are detailed below.

a)	Business combinations or other acquisitions or increase in interest in subsidiary entities, joint ventures and/or investments in affiliates

Name of the entity (and line of business) acquired or merged	Category	Effective date of the operation	Net cost of the combination (thousands of euros)		% of voting rights acquired	% of total voting rights in the entity after the acquisition
			Amount (net) paid in the acquisition + other costs directly attributable to the combination	Fair value of the net equity instruments issued to acquire the entity
Biogas Doña Juana S.A. E.S.P (1)	Other	2/5/2008	176	—	15.36	15.36
Administración y Servicios ECAP, S.A. de C.V. (1)	Other	3/14/2008	1	—	30.85	30.85
Dawn Energy, Produção de Energia Unipessoal Lda. (1)	Other	4/4/2008	2	—	30.85	30.85
Cetraro Distribuzione Gas S.r.l. (1)	Other	4/28/2008	19	—	18.51	18.51
O Novo Aquilón, S.L. (1)	Other	6/6/2008	1	—	18.51	18.51
Parques Eólicos 2008-2012, S.L (1)	Other	6/17/2008	1	—	16.66	16.66
Oficina de cambios de suministrador S.A. (1)	Other	6/20/2008	4	—	6.17	6.17

(1)	Companies acquired through Grupo Gas Natural, in which Repsol YPF holds 30.847%. The amounts and percentages correspond to 30.847% of those acquired by Grupo Gas Natural.

If these changes in the consolidated group had been made at the start of the period, the changes in the principal items in the income statement and consolidated balance sheet would have not been material.

b)	Reduction in interests in subsidiary entities, joint ventures and/or investments in affiliates, affiliates or other operations of a similar nature

Name of the entity (or line of business) sold, divested, or eliminated	Category	Effective date of the transaction	% of voting rights sold or eliminated	% of total voting rights in the entity after the sale	Profit / (Loss) generated (Millions of euros)
YPF, S.A. (1)	Subsidiary	2/21/2008	14.90%	84.14%	86
Empresa Petrolera Andina, S.A. (1)	Joint Venture	5/5/2008	1.08%	48.92%	(4)
Repsol Bronderslev (1)	Subsidiary	2/29/2008	100%	—	1
Repsol Polivar SPA (1) (2)	Subsidiary	2/29/2008	100%	—	—
Operadora de Postos de serviços, LTD (1)	Subsidiary	5/2/2008	100%	—	2
West Siberian Resources (3)	Other	4/1/2008	6%	4%	—

(1)	Sale of percentages indicated
(2)	Company 100% held by Repsol Bronderslev.
(3)	Dilution of the percentage interest after the capital increase undertaken by the company. This company has been reclassified into Financial Investments.

On February 21, 2008 Repsol YPF sold a 14.9% of the capital stock of YPF, S.A. to Petersen Energía for US$2,235 million, arranging a loan for the buyer in the amount of US$1,015 million. This sale led to a consolidated pretax profit of €86 million recorded in the “Income from reversal of impairment losses and gain on disposal of non current assets “ line item on the attached income statement. The principal effects of this transaction on the Group’s consolidated balance sheet were a €970 million increase in “Minority Interests” and a €287 million reduction in goodwill. According to the terms of the sale agreement itself, Petersen Energía has an option to purchase an additional 10.1% of YPF stock.

On April 30, 2008, an agreement was signed to transfer 1.08% of the shares of Empresa Petrolera Andina, S.A. between Repsol YPF and YPFB for the amount of €4 million. This agreement took full force and effect on May 5, 2008 through the registry of the corresponding public document. The loss generated by this transaction, recorded under the “Impairment losses recognized and losses on disposal of non current assets” line on the attached income statement amounted to €4 million. The percentage of the Group’s interest in the company after the transfer of shares is 48.92%.

According to the new capital structure of Empresa Petrolera Andina S.A., as of May 1, 2008, it is consolidated using the proportional consolidation method. The principal effects on the Group’s consolidated financial statements of this change in consolidation method are as follows:

Line Items	Millions of euros
Noncurrent assets	(170)
Current assets	(244)

Total assets	(414)

Noncurrent liabilities	(296)
Current liabilities	(118)

Total liabilities	(414)

(7)	DIVIDENDS PAID

Dividend payments made during the six-month period ended June 30, 2008 and 2007 were as follows:

	06/30/2008			06/30/2007
	% of nominal amount	Euros per share	Amount	% of nominal amount	Euros per share	Amount
Common stock	50%	0.50	610	36%	0.36	440
Other stock (nonvoting, redeemable, etc.)	—	—	—	—	—	—

Total dividends paid	50%	0.50	610	36%	0.36	440
a) Dividends charged to results	50%	0.50	610	36%	0.36	440
b) Dividends charged to reserves or share premium	—	—	—	—	—	—
c) Dividends in kind	—	—	—	—	—	—

On January 15, 2008, an interim dividend was paid corresponding to 2007 in the amount of €610 million (€0.50 per share calculated on a total of 1,220,863,463 shares that comprise Repsol YPF, S.A.’s capital stock).

Additionally, on July 9, 2008 a supplementary dividend was paid corresponding to 2007 in the amount of €610 million (€0.50 per share calculated on a total of 1,220,863,463 shares that comprise Repsol YPF, S.A.’s capital stock).

Similarly, on January 11, 2007 an interim dividend was paid corresponding to 2006 in the amount of €440 million (€0.36 per share calculated on a total of 1,220,863,463 shares that comprise Repsol YPF, S.A.’s capital stock).

(8)	TAX SITUATION

To calculate income tax accrued during this period the tax rate that would be applicable to total expected earnings for the annual period was used, so that the tax expense for the interim period will be the result of applying the estimated annual average effective tax rate to the pretax profit for the interim period. However, the tax effects derived from occasional events or unique transactions undertaken during the period, are fully taken into account in that period.

The tax expense recorded on the income statement at June 30, 2008 and 2007 was calculated by applying an effective tax rate of 36.4% and 38.0%, respectively.

(9)	TRANSACTIONS WITH RELATED PARTIES

Repsol YPF undertakes transactions with related parties under general market conditions. For purposes of presenting this information, related parties are considered to be the following:

a.	Major shareholders: according to the latest information available, the major shareholders in the company that are considered related parties of Repsol YPF are:

-	Sacyr Vallehermoso, S.A. has a total interest of 20.01%

-	Criteria Caixa Corp. S.A. (belongs to Grupo Caixa) has a total direct and indirect interest in Repsol YPF of 14.30%.

-	Petróleos Mexicanos (Pemex) has a total interest of 4.806% through its affiliates Repcon Lux, S.A. and Pemex Internacional España, S.A.

b.	Directors and Executives: includes members of the Board of Directors and of the Management Committee

c.	Group companies for the part not owned by the Group: includes transactions with Group companies or entities for the part not eliminated in the consolidation process (corresponding to the part not owned in the proportionately consolidated companies and the transactions undertaken with companies accounted for using the equity method).

Income and expenses recorded during the period for transactions with related parties (in thousands of euros) were as follows:

	June 30, 2008
EXPENSES AND INCOME: In thousands of euros	Major shareholders	Directors and Executives (1)	Persons, companies, or entities within the perimeter	Other related parties	Total
Financial expense	2,596	—	—	—	2,596
Management or cooperation agreements	—	—	970	—	970

Transfer of R+D and license agreements	—	—	—	—	—

Operating leases	2,377	—	2,049	—	4,426

Receipts from services	—	—	150,921	—	150,921
Purchase of goods (finished or in progress)	1,855,508	—	2,189,906	—	4,045,414

Corrections in amounts for bad or delinquent debt	—	—	—	—	—

Losses from removal or sale of assets	—	—	—	—	—

Other expenses	9,473	—	19,340	—	28,813

EXPENSES	1,869,954	—	2,363,186	—	4,233,140

Financial income	14,476	6	20,657	—	35,139
Management or cooperation agreements	—	—	222	—	222

Transfer of R+D and license agreements	—	—	—	—	—

Dividends received	—	—	—	—	—

Operating leases	100	—	—	—	100

Provision of services	14,089	—	8,639	—	22,728
Sale of goods (finished or in progress)	77,142	—	866,613	—	943,755
Profit from the removal or sale of assets	—	—	—	—	—

Other income	4,231	—	19,962	—	24,193

INCOME	110,038	6	916,093	—	1,026,137

	June 30, 2008
OTHER TRANSACTIONS In thousands of euros	Major shareholders	Directors and Executives (1)	Persons, companies, or entities within the perimeter	Other related parties	Total
Purchase of tangible, intangible, or other assets	45,376	—	238	—	45,614

Finance agreements: credits and capital contributions (lender)	—	340	428,028	—	428,368

Financial lease agreement (lessor)	—	—	12,200	—	12,200
Amortization or cancellation of credits and lease agreements (lessor)	—	—	—	—	—

Sale of tangible, intangible, or other assets	—	—	4,497	—	4,497
Finance agreements: credits and capital contributions (borrower) (2)	437,069	—	3,000	—	440,069

Financial lease agreement (lessee)	—	—	—	—	—
Amortization or cancellation of credits and lease agreements (lessee)	4,250	—	—	—	4,250

Guaranties given	11,352	—	—	—	11,352

Guaranties received	132,928	—	—	—	132,928

Commitments acquired (3)	40,542	—	11,345,470	—	11,386,012
Commitments / guaranties cancelled	79,630	—	—	—	79,630
Dividends and other profit distributed	244,567	203	376,996	—	621,766

Other transactions (4)	1,851,735	—	15,275	—	1,867,010

(1)	Includes those transactions with Directors and Executives not included in note 12 on Compensation received by Directors and Executives, which correspond to the outstanding balance on the date of the loans granted to senior management and the corresponding interest accrued.

(2)	Includes credit policies with a limit of €405 million

(3)	Corresponds to purchase commitments presently outstanding, net of sales commitments

(4)	Corresponds principally to:

a.	Temporary financial investments: €318 million.

b.	Exchange-rate hedge transactions: €528 million.

c.	Interest-rate hedge transactions: €643 million.

	June 30, 2007
	Major shareholders	Directors and Executives (1)	Persons, companies, or entities within the perimeter	Other related parties	Total
EXPENSES AND INCOME: In thousands of euros
Financial expense	7,846	—	1,800	—	9,646
Management or cooperation agreements	780	—	600	—	1,380

Transfer of R+D and license agreements	—	—	—	—	—
Operating leases	3,130	—	—	—	3,130
Receipts from services	—	—	118,500	—	118,500
Purchase of goods (finished or in progress)	1,042,107	—	2,105,200	—	3,147,307

Corrections in amounts for bad or delinquent debt	—	—	—	—	—
Losses from removal or sale of assets	—	—	—	—	—
Other expenses	6,267	—	25,400	—	31,667

EXPENSES	1,060,130	—	2,251,500	—	3,311,630

Financial income	10,013	6	28,100	—	38,119
Management or cooperation agreements	—	—	100	—	100

Transfer of R+D and license agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Operating leases	2,644	—	—	—	2,644
Provision of services	33,468	—	5,700	—	39,168
Sale of goods (finished or in progress)	196,423	—	671,300	—	867,723
Profit from the removal or sale of assets	—	—	—	—	—
Other income	1,404	—	5,100	—	6,504

INCOME	243,952	6	710,300	—	954,258

	June 30, 2007
	Major shareholders	Directors and Executives (1)	Persons, companies, or entities within the perimeter	Other related parties	Total
OTHER TRANSACTIONS In thousands of euros
Purchase of tangible, intangible, or other assets	1,300	—	139,300	—	140,600
Finance agreements: credits and capital contributions (lender)	—	672	473,500	—	474,172

Financial lease agreement (lessor)	—	—	—	—	—
Amortization or cancellation of credits and lease agreements (lessor)	—	—	—	—	—

Sale of tangible, intangible, or other assets	—	—	6,000	—	6,000
Finance agreements: credits and capital contributions (borrower) (2)	716,442	—	—	—	716,442

Financial lease agreement (lessee)	—	—	—	—	—
Amortization or cancellation of credits and lease agreements (lessee)	—	—	—	—	—
Guaranties given	—	—	—	—	—
Guaranties received	222,587	—	—	—	222,587
Commitments acquired (3)	57,725	—	15,522,827	—	15,580,552
Commitments / guaranties cancelled	—	—	—	—	—
Dividends and other profit distributed	207,282	66	283,600	—	490,948
Other transactions (4)	2,119,423	—	39,000	—	2,158,423

(1)	Includes those transactions with Directors and Executives not included in note 12 on Compensation received by Directors and Executives, which correspond to the outstanding balance on the date of the loans granted to senior management and the corresponding interest accrued.

(2)	Includes credit policies with a limit of €617 million
(3)	Corresponds to purchase commitments presently outstanding, net of sales commitments
(4)	Corresponds principally to:

(a)	Temporary financial investments: €411 million.

(b)	Notional exchange-rate hedge transactions: €687.

(c)	Notional interest-rate hedge transactions: €990.

(10)	LITIGATION

The principal changes that have taken place during the interim period ended June 30, 2008 with respect to the litigation matters described in the consolidated annual accounts corresponding to 2007 are as follows.

Argentina

“SSMH” Note No. 245/08 issued by the Subsecretary of Mining and Hydrocarbons of the Province of Rio Negro. Received on May 15, 2008, notifies YPF S.A. the “MP” Resolution No. 433/08 with respect to the compliance audit with the obligations of the Concessionaire operating several hydrocarbon areas all of them located in the Province of Rio Negro. It is alleged that the aforementioned operating concessions are unattended, underinvested, with falls in production or with no production and with a high degree of environmental compromise, and therefore YPF S.A. is accused of defaulting on the concessionaire’s obligations under the terms of Points c), d) and e) of Article 80 of Law 17,319. YPF is asked to answer the charges under penalty of canceling the respective concessions.

Ecuador

ICSID Arbitration. On June 11, 2008, Repsol YPF Ecuador, S.A., as operator, on behalf of the other members of the Block 16 consortium in the Ecuadorian Amazon Region and holder of a 35% interest therein, presented an arbitration claim to ICSID under the corresponding Participation Agreement, against the Republic of Ecuador and Empresa Estatal Petróleos de Ecuador (PETROECUADOR) in relation to the investments made in that Block. The aforementioned claim requests: i) that the Republic of Ecuador and

PETROECUADOR be ordered to respect and execute the aforementioned Agreement, pursuant to its original terms, and to indemnify the contractor for the damages and injuries caused for violating it, all this pursuant to the provisions of the Ecuadorian civil code; and ii) the establishment of a Court of Arbitration and the issuance of a series of preliminary injunctions.

United States

On June 23, 2008, the United States Environmental Protection Agency (EPA), Occidental Chemical Corporation and Tierra Solutions, Inc executed a settlement (Administrative Settlement Agreement and Order and Consent for Removal Action) with respect to the Passaic River. The objective of the settlement is to perform work to drain and remove dioxide sediment from the riverbed. Occidental and Tierra undertake, among other things, to comply with the order, finance and perform the work. To guarantee performance of the obligations derived from this settlement, the establishment of guaranties in the amount of US$80 million was agreed, which would initially take the form of a Trust Fund.

(11)	AVERAGE HEADCOUNT

The average employee headcount at June 30, 2008 and 2007 were:

	6/30/2008	6/30/2007
AVERAGE HEADCOUNT
Men	29,088	27,306
Women	9,919	9,888

	39,007	37,194

(12)	DIRECTORS’AND EXECUTIVES’COMPENSATION

The Board of Directors is the body responsible for the governance, management, and administration of the interests and businesses of the company in all matters not reserved for the General Meeting. Its activity centers on general supervisory functions and evaluating matters of special importance for the company. Thus, the Board of Directors is responsible, among other functions, for approving the company’s Strategic Plan, annual budgets and management objectives; the company’s investment and finance policies; corporate responsibility and corporate governance policy; risk control and management policy, as well as certain decisions and operations of special importance because of their amount or strategic relevance.

Currently, the Board of Directors is comprised of sixteen directors, of whom two are Executive Directors, six are Outside Directors representing Major Shareholders, and eight are Independent Outside Directors.

The administration of ordinary business is entrusted to the Management Committee.

Compensation received by the members of the Board of Directors and the Management Committee during the 6-month period ended June 30, 2008 and 2007 was as follows (in thousands of euros):

DIRECTORS

	6/30/2008	6/30/2007
Compensation:

Fixed compensation	4,286	3,997
Variable compensation	1,687	296
Other	27	25

TOTAL	6,000	4,318

Other benefits:

Pension funds and plans: Contributions	1,125	1,170
Life insurance premiums	121	105

EXECUTIVES

	6/30/2008	6/30/2007
Total compensation received by executives (1)	9,025	18,823

(1)	Amounts for 2007 included the compensation received, in every respect, by management personnel who have left Company, which amounted to €10.9 million.

(13)	SUBSEQUENT EVENTS

Repsol YPF and NOC, the national oil company of Libya, signed a new agreement that extends the duration of the agreements for blocks NC-115 and NC-186, in the Murzuq Basin, through 2032. This represents 15 more years for the agreement for block NC-115, and 9 or 5 years, depending on the fields, in the NC-186 block, whose remaining proven reserves, at December 31, 2007, amounted to 765 million barrels.

Additionally, Repsol YPF and its partners extended their exploration licenses in those blocks for five years, which could increase oil production and reserves. The lengths of the agreements and the new exploration agreements have as consideration the payment of a US$1,000 million dollar premium to be paid by the consortium in three installments.

(14)	EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These condensed consolidated interim financial statements are prepared on the basis of IFRSs, as adopted by the European Union and as issued by IASB, and Article 12 of Royal Decree 1362/2007. Consequently, certain accounting practices applied by the Group may not conform with other generally accepted accounting principles.

REPSOL YPF S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP INTERIM CONSOLIDATED MANAGEMENT’S REPORT for the six-month period ended June 30, 2008

“Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.”

1.	ECONOMIC AND FINANCIAL INFORMATION

Repsol YPF’s net income for the first half of 2008 amounted to €2,117 million, a 24.1% increase over the same period in 2007.

Operating income was €3,502 million and EBITDA reached €4,916 million compared to €4,274 million obtained during the first half of 2007.

The first half of 2008 was influenced by the strength of the euro against the dollar, as well as by high international prices for crude oil. In this regard, it must be noted that throughout 2008 the price of Brent crude oil showed continuous growth from $96.02 / barrel at the beginning of the year, until it reached $138.86 / barrel at June 30, 2008.

In addition, the dollar depreciated slowly throughout the year, going from 1.47 at December 31, 2007 to 1.58 at June 30, 2008.

Group Repsol YPF’s operating income by business sector during the first half of 2008 were as follows:

	JANUARY – JUNE
	2007	2008	% Variation
Operating Income	2,847	3,502	23.0%
Upstream	887	1,327	49.6%
LNG	46	50	8.7%
Downstream	1,148	1,125	-2.0%
YPF	624	644	3.2%
Gas Natural SDG	268	287	7.1%
Corporate and Other	(126)	69	154.8%
Financial Result	(45)	(59)	31.1%
Profit before tax and share of results of companies accounted for using the equity method	2,802	3,443	22.9%
Income tax	(1,065)	(1,253)	17.7%
Share of results of companies accounted for using the equity method	55	58	5.5%
Consolidated Net income for the interim period	1,792	2,248	25.4%
NET INCOME ATTRIBUTABLE TO:
Minority interests	86	131	52.3%

SHAREHOLDERS OF THE PARENT COMPANY	1,706	2,117	24.1%

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UPSTREAM

Operating income in the first half of 2008 amounted to €1,327 million, which represents an increase of 49.6% compared to the first half of 2007.

The improvement in first-half operating income was due principally to the increase in realisation prices, due to the increase in international prices, partially offset by the end of operations in Dubai and by contractual changes in Libya and Bolivia, which gave rise to an increase of €783 million in operating income.

The depreciation of the dollar against the euro by 13% led to a €200 million decrease in operating income.

As a result of greater investment, technical amortization increased by €22 million compared to the first half of the prior year, and greater exploration activity led to an increase in expenses of €51 million.

Finally, the difference in the capitalization of expenses and interests between periods and other minor results explain the remaining difference.

Production in this half was 334.6 Kboe/d versus 417.4 Kboe/d during the same period in the prior year, and was basically affected by contractual and regulatory changes in Bolivia, Dubai, and Venezuela.

In homogenous terms production went from 339.9 Kboe/d during the first half of 2007 to 334.6 Kboe/d during the first half of 2008. Notable are the lower deliveries of gas in Venezuela offset by greater deliveries of gas in Trinidad and the start of production in the Gulf of Mexico during the fourth quarter of 2007.

Production of the I/R field in Libya came on stream in the second quarter, one of the 10 key growth projects defined by the company in its 2008-2012 Strategic Plan. Initial production reached to 6,300 boe/d and it is expected to reach a plateau at 90,000 boe/d.

Investments in the first half of 2008 in the Upstream area amounted to €482 million. Investments in development represented 49% of investments and were made principally in the Gulf of Mexico and Trinidad and Tobago.

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LNG

Operating income was €50 million during the first half of 2008, which represents an increase of 8.7%.

The improvement in 2008 first half operating income is mainly due to an increase in electricity pool prices in the Spanish market, which improved operating income of the electricity generation business and of gas sales to the gas system by approximately €13 million.

This effect was partially offset by the depreciation of the dollar against the euro and by greater project development expenses.

Investments in the first half in the LNG area reached €145 million, 20.3% below that of the first half of 2007. These investments were made principally in the development of the Canaport regasification terminal and the Peru LNG liquefaction project.

DOWNSTREAM

Operating income in the first half of 2008 amounted to €1,125 million compared to €1,148 million during the same period in the 2007.

Lower refining margins in Peru and Brazil led to a decrease in operating income of €146 million. In the case of Peru, the reduction in the margin was due to the specific weight that heavy products have on the production structure of the Pampilla refinery. In Brazil, it is due almost entirely to the freezing of the ex-refinery sale prices that occurred from mid-2005, coinciding with a much higher crude oil price level than in prior years. The increase in prices carried out at the beginning of May – 10% in gasolines and 15% in gasoils – was clearly insufficient given the continued increase in the price of crude.

The petrochemical business showed an operating income that was €183 million lower due principally to a worsening of margins as a result in the increase in the price of crude in international markets, which has affected the price of naphtha and made energy consumption more expensive.

The depreciation of the dollar with respect to the euro has caused a reduction in profit of €93 million.

Finally, all the items detailed above have been offset by a positive impact of inventory gains of the Company.

Investments in the Downstream area during the first half of 2008 amounted to €630 million, which were spent principally in current Refining and Chemical projects in progress, as well as in operating and facilities improvements, safety and environmental investments, quality of fuels and conversion.

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YPF

Operating income rose from €624 million during the first half of 2007 to €644 million during the first half of 2008.

The integrated upstream and downstream businesses related to crude production through its sale at service stations increased profit by €600, principally because of the improvement in marketing margins as a result of the increases in sales prices to the public that started in the last months of 2007, offset by increased purchases in the local market to meet demand.

In the negative sense, the significant increase in costs and strikes in Southern Argentina, caused a decrease in operating income of €260 million, and although income from exports increased in the quarter, the overall effect on operating income is negative taking into account the lower volumes sold and the increase in export duties in the amount of €170 million.

Finally the depreciation of the dollar against the euro and other lesser effects explain the remaining difference.

Production in this half was 612 Kboe/d below the 657.6 Kboe/d in the same period in the prior year, principally as a result of the strikes in the South and the decline of certain fields in Argentina.

Investments in the first half of 2008 in YPF amounted to €566 million and were spent principally in Exploration and Production development projects.

GAS NATURAL

Operating income at Gas Natural SDG during the first half of 2008 amounted to €287 million, compared to €268 million during the same period in the prior year, which represents an increase of 7.1%.

The power generation business in Spain, together with the incorporation of that business in Mexico in 2008, and an increase in the gas distribution activity in Spain and Latin America are the principal engines for this increase in profit.

Investments in Gas Natural SDG during the first half of 2008 reached €126 million. These investments were spent principally in the distribution activity in Spain and for power generation projects.

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CORPORATE

This heading includes operating expenses and activities not attributable to the company’s operating areas. In the first half of 2008 a profit of €69 million euros was recorded, which includes €86 million in gains on the sale of 14.9% of YPF and €176 million derived from the reversal of liabilities booked in the past for various items that were under negotiation by the company and which are no longer considered necessary given the outcomes.

FINANCIAL RESULT AND DEBT

At June 30, 2008, Repsol YPF’s net financial debt was €3,213 million, a decrease of €280 million euros compared with net financial debt at the end of 2007.

The change in net debt that occurred during the first half of 2008, as well as the causes that gave rise thereto, are as follows:

Change in Net Debt	Millions of Euros
2008
Net debt at January 1	3,493
EBITDA	(4,916)
Changes in working capital	1,357
Investments	2,036
Divestments	(1,603)
Dividends	885
Exchange differences	(284)
Income taxes (received)/paid	1,313
Other changes	932

Net debt at June 30	3,213

The ratio of net debt to capital employed at June 2008 was 11.9% compared to 13.4% reported at December 2007. Taking preferred stock into account, this ratio was 24.5% compared to 26.5% reported at December 2007.

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FINANCIAL RESULT

The net financial expense in the first half of 2008 was €58 million euros, compared to €45 million during the same period in the prior year. The following matters must be noted:

•	Lower financial expenses for interest as a result of a reduction in average net debt plus preferred shares, with respect to the same period in the prior year.

•

A positive change in the exchange-rate differences line due principally to active management to hedge cash flows in dollars which was done at the beginning of the year through an options strategy on the euro/dollar exchange rate.

•	The change in the updating of provisions caption due to the fact that in the first half of 2007, €65 million were recorded to reverse late-payment interest associated with tax provisions.

Recently, the risk-rating agency Moody’s changed the outlook for Group Repsol from “negative” to “stable,” after the sale of the interest in YPF, which reduced exposure to risk in Argentina and provided liquidity to implement the strategic plan.

INCOME TAX

The effective corporate tax rate for the first half of 2008 has been estimated at 36.4%. The different divestment operations, principally the sale of YPF S.A., and financial operations undertaken by the company in the first half of the year have given rise to a reduction thereof with respect to that recorded in the same period for the prior year.

SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

Income from equity-accounted companies in the first half of 2008 amounted to €58 million, versus €55 million during the same period of the prior year.

NET INCOME ATTRIBUTED TO MINORITY INTERESTS

The net income attributed to minority interests in the first half of 2008 amounted to €131 million compared to €86 million during the first half of 2007.

The net income in the first half of 2008 includes the greater participation by minority interest as a result of the sale of 14.9% of YPF’s capital.

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2.	CORPORATE AREAS

Human Resources

At the end of June 2008, Repsol YPF’s total headcount was 38,096 employees, distributed over more than 30 countries and concentrated principally in Spain and Argentina, which represent 83% of the total. From the employment point of view, the presence in countries like Portugal, Brazil, Peru, Ecuador, Trinidad and Tobago, Chile, Bolivia, among others, is noteworthy.

Permanent employees account for 87% of the total. The ratio of women to men remains at 25% of total headcount.

By business areas, 6% of all employees are in the Upstream area, 51% in Downstream, 0.5% in LNG, 30% in YPF, and 6% in Gas Natural SDG.

Safety and Environmental information

Attention to safety and the environment are a key aspect of managing its operations for Repsol YPF. Safety and environmental matters are taken into account in the planning, design, and operation of all the company’s facilities.

Repsol YPF has implemented a Safety and Environment Management System (SGSMA) applicable in all the company’s operations, based on an Environment and Safety Manual and a broad body of rules, procedures, and technical guidelines, that are currently being updated to be adapted to the best practices in the sector. Under the SGSMA, a growing number of the company’s operations centers are certified under the ISO 14,001 and OHSAS 18001 standards.

During the first half of 2008, Repsol YPF approved new worldwide regulations with respect to climate change, to manage the identification, development, and commercialization of Clean Development Mechanism Projects (CDM’s) in the company’s operations, and in terms of biodiversity, to establish the criteria and directives for actions in this regard for all of the company’s operations. Noteworthy among them is the commitment to undertake Biodiversity Action Plans (BAP’s) in projects undertaken in sensitive areas.

Additionally, environmental and safety improvement programs have been undertaken in all the company’s activities, as well as investment to reduce impact on the environment and personnel to maintain facilities in accordance with the best standards in the sector.

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3.	BUSINESS RISKS

The Group’s own operations involve different types of risk that might affect the profit that the Company will generate during the second half of the year.

Exchange-Rate Risk

Operating income is exposed to changes in exchange rates, principally the dollar against the euro, due to the fact that a substantial part of revenues are denominated in or indexed to the dollar, whereas only some expenses are denominated in or indexed to that currency.

Repsol YPF is also exposed to exchange-rate risk in relation to the value of its assets and financial investments in dollars. Repsol YPF obtains financing predominantly in dollars, either directly or synthetically by contracting exchange-rate derivatives.

Commodity Price Risk

As a result of performing business operations and activities, the Group’s results are exposed to the volatility of the prices of crude oil, natural gas, and their derivate products.

Interest-Rate Risk

The market value of the Group’s net financing and interest can be affected as a result of changes in interest rates.

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Regulation of Repsol YPF’s Business

The oil and gas industry is subject to extensive government regulation and intervention on matters such as exploration and production permits, the imposition of specific contractual obligations for drilling and exploration, production restrictions, price controls, divestment of assets, exchange-rate controls on development and nationalization, expropriation, or cancellation of contractual rights. This regulation and legislation is applicable to virtually all of Repsol YPF’s operations in the countries where it operates. In addition, this legislation and regulation can change in the future.

Likewise, Repsol YPF is subject to ever stricter environmental legal requirements in all the countries where it operates, which affect the company’s operations, among others, on matters such as the environmental quality of products, atmospheric emissions and climate change, dumping in water, ground remediation and the management of underground water and the generation, storage, shipment, and final disposal of waste. These requirements have had and will continue to have a material impact on Repsol YPF’s business. Therefore, the company has made and will in the future continue to make the investments necessary to comply with them.

4.	RELEVANT EVENTS

The following is a summary of the relevant news announced by the company:

Exploration and Production

On January 14, 2008, Repsol reported the discovery of gas in Peru in the exploratory Kinteroni X1 well in block 57, located in the Department of Cuzco.

On April 15, 2008 a Clarification Note was filed with the Spanish “Comisión Nacional del Mercado de Valores” (CNMV) on information that appeared in the media on the potential of the Carioca Field (BM-S-9) in the Santos (Brazil) basin, together with the official communication from Petrobras, the operator of the field.

On June 13, 2008 Repsol announced the discovery of a new oil field located in deep water in the Santos Basin in Brazil. The deposit named Guará, is located in Block BM-S-9, next to the Carioca Field.

On July 8, 2008 Repsol reported that it is negotiating with Rosneft for it to enter into the Veninsky Block, in the Sakhalin III area (in the eastern part of Russia).

On July 17, 2008 it was reported that Repsol YPF and NOC, the national oil company of Libya, signed a new agreement that extends the duration of the agreements for blocks NC-115 and NC-186, in the Murzuq Basin, through 2032. This represents 15 more years for the agreement for block NC-115, and 9 or 5 years, depending on the fields, in the NC-186 block.

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Additionally, Repsol YPF and its partners extended their exploration licenses in those blocks for 5 years, which could increase oil production and reserves. The length of the agreements and the new exploration agreements have as consideration the payment of a US$1,000 million premium to be paid by the consortium in three installments.

Downstream

On January 8, 2008 the Board of Directors approved an investment of over €3,200 million to expand its refinery in Cartagena.

On June 5, 2008 Repsol reported that it had agreed to sell its service stations network in Ecuador to the Peruvian/Chilean company PRIMAX for the amount of US$47 million.

Corporate

On January 15, 2008 Repsol YPF paid a gross interim dividend of €0.5 per share corresponding to year 2007. This amount represents an increase of 39% compared to the interim dividend in the prior fiscal year.

Last January Repsol YPF received the “Gold Class” company rating according to the “2008 Sustainability Annual” prepared by PriceWaterhouseCoopers and Sustainable Asset Management.

On February 21, 2008 Grupo Petersen executed the purchase of 14.9% of the shares of YPF S.A. in the amount of US$2,235 million.

The Annual Corporate Governance Report for fiscal year 2007 was filed in the Spanish “Comisión Nacional del Mercado de Valores”, on March 26, 2008.

The General Shareholders’ Meeting held on May 14, 2008 approved the distribution of a total gross dividend corresponding to fiscal year 2007 of €1 per share, a 39% increase versus the total dividend the prior fiscal year.

On May 21, 2008 Repsol reported that it had received a letter from Petersen Energía Inversora S.A. indicating that on May 20 it exercised an option to acquire from Grupo Repsol YPF shares representing 0.1% of the capital stock of YPF S.A., such acquisition constituting an “Acquisition of Control” and announcing that it would undertake a public offer to acquire all the shares of YPF S.A. at a price of US$49.45 per share.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: August 18th, 2008	By:	/s/ María Victoria Zingoni
	Name:	María Victoria Zingoni
	Title:	Director of Investor Relations